Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended February 28/29,					Nine Months Ended November 30,
(dollars in thousands)	2010	2011	2012	2013	2014	2014
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$10,049	$3,479	$(707)	$(13,269)	$(10,952)	$(2,166)
Add:
Fixed charges	772	959	905	1,158	1,572	1,113
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:			—	—	—	—
Capitalized interest	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries						—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total earnings	$10,821	$4,438	$198	$(12,111)	$(9,380)	$(1,053)
Fixed charges:
Total interest expense	$21	$64	$36	$485	$604	$354
Capitalized interest	—	—	—	—	—	—
Interest factor in rents	751	895	869	673	968	759

Total fixed charges	$772	$959	$905	$1,158	$1,572	$1,113

Ratio of earnings to fixed charges(1)	14.0	4.6	0.2	N/A	N/A	N/A
Deficiency of earnings to fixed charges	—	—	—	13,269	10,952	2,166

(1)	For periods in which there is a deficiency of earnings available to cover fixed charges, the ratio information is not applicable.